SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated February 5, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F X          Form 40-F
                                    ---                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                   Yes          No X
                                      ---         ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                   Yes          No X
                                      ---         ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                   Yes          No X
                                      ---         ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated February 5, 2004, announcing the Company's reported financial results for the fourth quarter and year ended December 31, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: February 5, 2004                By:    /s/ Thibault de Tersant
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration